September 9, 2011
VIA EDGAR
Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	LyondellBasell Industries N.V. Registration Statement on Form S-4 Registration No. 333-175077
Dear Ms. Long:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), LyondellBasell Industries N.V., as parent guarantor (“LyondellBasell”), Lyondell Chemical Company, as issuer (“Lyondell”), and each of the subsidiary guarantor co-registrants listed on Schedule A attached hereto (the “Subsidiary Guarantors” and, together with LyondellBasell and Lyondell, the “Company”) hereby request that the effective date of the above referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on September 13, 2011, or as soon as practical thereafter.
     In addition, the Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Long
Securities and Exchange Commission
September 9, 2011

     Please feel free to call me at (713) 309-4953 with any questions and thank you for your attention to this matter.

Very truly yours, LyondellBasell Industries N.V.
/s/ Amanda K. Maki
Amanda K. Maki
Lead Counsel — SEC & Reporting

Lyondell Chemical Company
/s/ Amanda K. Maki
Amanda K. Maki
Assistant Secretary

Each of the Subsidiary Guarantors listed on the attached Schedule A
/s/ Amanda K. Maki
Amanda K. Maki
Assistant Secretary

Ms. Pamela Long
Securities and Exchange Commission
September 9, 2011

SCHEDULE A
LyondellBasell Finance Company
LyondellBasell Acetyls, LLC
Houston Refining LP
LyondellBasell F&F Holdco, LLC
LyondellBasell Acetyls Holdco, LLC
Lyondell Refining I LLC
Lyondell Refining Company LLC
Lyondell Europe Holdings Inc.
Lyondell Chimie France LLC
Lyondell Chemical Technology, L.P.
Lyondell Chemical Technology Management, Inc.
Lyondell Chemical Technology 1 Inc.
Lyondell Chemical Properties, L.P.
Lyondell Chemical Overseas Services, Inc.
Lyondell Chemical International Company
Lyondell Chemical Delaware Company
Equistar Chemicals, LP
Basell North America Inc.
Equistar GP, LLC
Equistar LP, LLC